# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 MERRYFIELD ROW, SUITE 120, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 03/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001404574-26-000006
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,331,304; sole dispositive power 0; shared dispositive power 9,331,304; aggregate amount beneficially owned 9,331,304 (3.9% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,331,304; sole dispositive power 0; shared dispositive power 9,331,304; aggregate amount beneficially owned 9,331,304 (3.9% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,331,304; sole dispositive power 0; shared dispositive power 9,331,304; aggregate amount beneficially owned 9,331,304 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 MERRYFIELD ROW, SUITE 120, SAN DIEGO, CALIFORNIA 92121

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 24, 2026, 683 Capital Partners, LP beneficially owned 5,000,000 shares of Common Stock and warrants to purchase 4,331,304 shares of Common Stock which are currently exercisable.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 5,000,000 shares of Common Stock and warrants to purchase 4,331,304 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 5,000,000 shares of Common Stock and warrants to purchase 4,331,304 shares of Common Stock beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 234,696,281 shares of common stock ($0.0001 par value) outstanding as of March 10, 2026, as disclosed in the Issuer's Form 10-K filed on March 17, 2026, plus 4,331,304 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Reporting Persons.

As of March 24, 2026, the Reporting Persons may be deemed to have beneficially owned approximately 3.90% of the outstanding Common Shares.
Percent of class: 3.90
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to Schedule 13G filed on March 2, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (03/24/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (03/24/2026)
- Ari Zweiman: Ari Zweiman, Self (03/24/2026)